SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 21, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2010 and a copy of the press release entitled:
•	“Philips announces Consumer Lifestyle CEO Andrea Ragnetti to leave Philips”, dated April 19, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of April 2010.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Philips announces Consumer Lifestyle CEO Andrea Ragnetti to leave Philips
April 19, 2010
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that Andrea Ragnetti will, in alignment with the company, relinquish his position of Chief Executive Officer of the Consumer Lifestyle sector and Member of the Board of Management and leave Philips per September 1, 2010. A successor to Mr. Ragnetti will be announced in due course.
“We have strong appreciation for Andrea’s large contribution to the change process in Philips and I regret to see him leave,” Gerard Kleisterlee, President and Chief Executive Officer of Philips, said. “Over the past years Andrea has played a leading role in strengthening our customer focus, building marketing competence and repositioning the brand with the adoption and implementation of sense and simplicity — the brand promise that has become so important and successful for us. Most recently, he has been responsible for the integration of the former CE and DAP activities into a single Consumer Lifestyle sector, which has under his leadership successfully transformed into a very profitable consumer products powerhouse. His work for Philips will continue to benefit both this sector and the company as a whole for years to come.”
“After eight very intense years at Philips, I am going to take a long delayed break and leave Philips”, Andrea Ragnetti, Chief Executive Officer of Consumer Lifestyle said. “By the time I leave we will have completed the first phase of the merger of former CE and DAP into one larger and more successful Consumer Lifestyle sector. We are already well on our way to exceed our ambitious targets in portfolio management, synergies and profitability, including the turnaround of the TV business. It is a good time for me to leave Philips and I am grateful to Philips and to Gerard Kleisterlee for having given me the unique opportunity to be part, in various leadership roles, of the huge transformation process of this great company. I am also happy to leave the sector in the capable hands of a very strong management team that has already showed all its resilience and quality leading the sector successfully out of an unprecedented economic crisis.”
Mr. Ragnetti joined Philips in January 2003 as Chief Marketing Officer, and at that point became a member of the Group Management Committee of Philips. On April 1, 2005, he was appointed Chief Executive Officer of Philips Domestic Appliances and Personal Care, in addition to his duties as CMO of Philips. In April 2006 he became a member of the Board of Management. With the formation of Consumer Lifestyle on January 1, 2008 Mr. Ragnetti was appointed Chief Executive Officer of the sector.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: + 31 20 5977415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Royal Philips Electronics

Q1	Quarterly report
April 19, 2010
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the paragraphs on “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2009.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2009.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, we estimated the fair values using appropriate valuation models. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2009 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data include are unadited Financial reporting is in accordance with IFRS. unlessotherwise stated.
This document comprises regulated information within the meaning of the dutch Financial markets supervision Act ‘wet op het financial Toezicht’.

Philips reports first-quarter sales of EUR 5.7 billion and EBITA of EUR 504 million
•	Comparable sales up 12%; growth in all sectors, led by Lighting at 18%

•	22% growth in emerging markets

•	20% growth of equipment order intake at Healthcare

•	EBITA of EUR 504 million, or 8.9% of sales; Consumer Lifestyle’s adjusted EBITA hit 8.2% for the last twelve months

•	Net income of EUR 201 million
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“I believe that with the results we have delivered in recent quarters, we have started to demonstrate the real potential of our business portfolio.
While our Q1 results of course compare very favorably with the recession-impacted Q1 2009, they are in an absolute sense at a level that we have not seen before in a first quarter. On the back of good 12% sales growth and continued sound cost management, group adjusted EBITA came in at EUR 554 million, or 9.8% of sales.
Growth at Lighting was an impressive 18%, despite a large Professional Luminaires business which is not yet rebounding. Consumer Lifestyle has now recorded 8.2% adjusted EBITA over the past 12 months. Our Healthcare sector complemented overall good results with 20% growth in equipment order intake.

Nevertheless, economic uncertainty remains high and consumer confidence low. At the same time, some key markets such as the construction sector have yet to recover. However, our strong fundamentals, sound strategy and ability to adapt swiftly to changing market circumstances have put us in a good position for continued success.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Sales	5,075	5,677
EBITA	(74)	504
as a % of sales	(1.5)	8.9
EBIT	(186)	389
as a % of sales	(3.7)	6.9
Financial income and expenses	(41)	(69)
Income taxes	171	(126)
Results investments in associates	(1)	7
Net income (loss)	(57)	201

Attribution of net income ( loss)
Net income (loss) — shareholders	(59)	200
Net income (loss) — non-controlling interests	2	1

Net income (loss) — shareholders
per common share (in euros) — basic	(0.06)	0.22
Sales by sector
in millions of euros unless otherwise stated

				% change
	Q1	Q1		compa-
	2009	2010	nominal	rable
Healthcare	1,741	1,821	5	7
Consumer Lifestyle	1,756	1,942	11	11
Lighting	1,504	1,810	20	18
GM&S	74	104	41	49
Philips Group	5,075	5,677	12	12
Sales per market cluster
in millions of euros unless otherwise stated

				% change
	Q1 *	Q1		compa-
	2009	2010	nominal	rable
Western Europe	1,820	1,919	5	5
North America	1,587	1,599	1	4
Other mature markets	244	427	75	58
Total mature markets	3,651	3,945	8	8
Emerging markets	1,424	1,732	22	22
Philips Group	5,075	5,677	12	12

*	Revised to reflect an adjusted market cluster allocation
Highlights in the quarter
       Net income
•	Net income improved by EUR 258 million year-on-year, mainly driven by substantially higher sector earnings.

•	Financial income and expenses increased by EUR 28 million. Q1 2009 included the favorable impact of a EUR 81 million gain on the sale of LG Display shares and dividend income, partly offset by a EUR 48 million impairment charge related to Philips’ shareholding in NXP.

•	Income tax in Q1 2009 included EUR 103 million of tax benefits, mainly related to the recognition of a deferred tax asset for Lumileds.
       Sales by sector
•	Sales amounted to EUR 5,677 million, an increase of 12% on both a nominal and comparable basis.

•	Healthcare sales improved by 7% on a comparable basis, driven by growth in all businesses, notably double-digit growth at Customer Services and high single-digit growth at Clinical Care Systems.

•	Consumer Lifestyle sales grew by 11% on a comparable basis, driven by growth in almost all businesses, including double-digit growth at Television, Health & Wellness and Licenses.

•	Lighting sales grew by 18% on a comparable basis, with strong double-digit growth across most businesses, notably Lumileds, Automotive and Lamps. Professional Luminaires continued to show a slight decline, while Consumer Luminaires posted modest growth.
       Sales per market cluster
•	Sales in the mature markets grew by 8% compared to Q1 2009. The Western European increase was mainly driven by Lighting and Healthcare. Sales growth in North America was driven by growth at Consumer Lifestyle and Lighting, tempered by a low single-digit decline at Healthcare. Particularly strong growth was seen in mature markets in Asia, notably South Korea and Japan.

•	The emerging markets reported strong double-digit growth, led by the key emerging markets of China and India, predominantly driven by Lighting.

EBITA
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Healthcare	68	166
Consumer Lifestyle	(49)	166
Lighting	5	245
Group Management & Services	(98)	(73)
Philips Group	(74)	504
as a %of sales	(1.5)	8.9
EBITA
as a % of sales

	Q1	Q1
	2009	2010
Healthcare	3.9	9.1
Consumer Lifestyle	(2.8)	8.5
Lighting	0.3	13.5
Group Management & Services	(132.4)	(70.2)
Philips Group	(1.5)	8.9
Restructuring and acquisition-related charges
in millions of euros

	Q1	Q1
	2009	2010
Healthcare	(15)	(29)
Consumer Lifestyle	(13)	(13)
Lighting	(19)	(9)
Group Management & Services	—	1
Philips Group	(47)	(50)
EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Healthcare	1	103
Consumer Lifestyle	(53)	157
Lighting	(36)	204
Group Management & Services	(98)	(75)
Philips Group	(186)	389
as a %of sales	(3.7)	6.9
Financial income and expenses
in millions of euros

	Q1	Q1
	2009	2010
Net interest expenses	(63)	(58)
LG Display
Dividend	12	—
Sale of shares	69	—
NXP impairment	(48)	—
Other	(11)	(11)
	(41)	(69)
       Earnings
•	EBITA increased by EUR 578 million compared to Q1 2009, mainly driven by profitability improvements across all three operating sectors and lower costs in Group Management & Services. Restructuring and acquisition-related charges of EUR 50 million were recorded, in line with Q1 2009. Excluding these charges, EBITA amounted to EUR 554 million, or 9.8% of sales.

•	EBIT improved by EUR 575 million, reflecting higher EBITA in all sectors. Amortization charges were comparable to Q1 2009.

•	Healthcare EBITA increased by EUR 98 million year-on-year, despite a EUR 14 million increase in restructuring and acquisition-related charges. Improvements in earnings were seen across all businesses, notably Customer Services, Healthcare Informatics and Imaging Systems.

•	Consumer Lifestyle EBITA increased by EUR 215 million year-on-year, with higher earnings in all businesses, notably Licenses, Television and Domestic Appliances. Q1 2009 included a EUR 30 million product recall provision.

•	Lighting EBITA increased by EUR 240 million year-on-year, driven by higher sales and an improved product mix at Lamps, Automotive and Lumileds, higher coverage of fixed costs and savings resulting from earlier restructuring.

•	GM&S EBITA improved by EUR 25 million to a net cost of EUR 73 million, mainly driven by higher license income and lower R&D costs.
       Financial income and expenses
•	Q1 2009 included a EUR 69 million gain on the sale of shares of LG Display and EUR 12 million dividend income from LG Display.

•	Also in Q1 2009, an impairment loss of EUR 48 million was recorded on Philips’ shareholding in NXP.

Cash balance
in millions of euros

	Q1	Q1
	2009	2010
Beginning cash balance	3,620	4,386

Free cash flow	(467)	(151)
Net cash flow from operating activities	(306)	28
Net capital expenditures	(161)	(179)
(Acquisitions) divestments of businesses	(35)	95
Other cash flow from investing activities	625	(25)
Delivery of shares	9	24
Changes in debt/other	248	59
Ending cash balance	4,000	4,388
Cash balance

•	The Group cash balance remained at EUR 4.4 billion, as free cash outflow of EUR 151 million was more than offset by EUR 98 million of proceeds from the sale of TPV shares and a EUR 59 million increase in debt.

•	In Q1 2009, the cash balance increased by EUR 0.4 billion. Free cash outflow of EUR 467 million was more than offset by EUR 629 million proceeds from the sale of the remaining stake in LG Display and a EUR 213 million increase in debt.
Cash flows from operating activities

•	Operating activities led to a cash inflow of EUR 28 million, compared to an outflow of EUR 306 million in Q1 2009. The year-on-year improvement was mainly attributable to higher earnings.

*	Capital expenditures on property, plant and equipment only
Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 26 million higher than in Q1 2009, primarily due to higher investments at Lighting and Consumer Lifestyle.

*	Sales are calculated as the moving annual total
Inventories

•	Inventories as a % of sales were 0.3 percentage points higher than in Q1 2009 in spite of a EUR 0.2 billion year-on-year value reduction.

•	Inventories as a % of sales increased by 1.3 percentage points compared to Q4 2009. In line with the seasonal pattern, inventory value increased across the operating sectors to EUR 3.3 billion at the end of Q1 2010.
Net debt and group equity

•	At the end of Q1 2010, Philips had a net debt position of EUR 74 million, compared to EUR 533 million at the end of Q1 2009. During the quarter, the net debt position increased by EUR 193 million, mainly due to currency effects.

•	Group equity remained largely stable in the quarter at EUR 14.7 billion. The increase resulting from net income and currency translation differences was offset by the decrease due to the 2009 dividend.
Employees

•	During Q1 2010, the number of employees increased by 262, primarily due to increases at Healthcare, Consumer Lifestyle and GM&S, partly offset by a decrease at Lighting. Compared to Q1 2009, the number of employees remained stable, as decreases at Healthcare, Lighting and GM&S were more than offset by an increase at Consumer Lifestyle, mainly resulting from the addition of 1,900 FTEs from the Saeco acquisition.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Sales	1,741	1,821
Sales growth
% nominal	18	5
% comparable	(2)	7
EBITA	68	166
as a % of sales	3.9	9.1
EBIT	1	103
as a % of sales	0.1	5.7

Net operating capital (NOC)	8,957	8,831

Number of employees (FTEs)	34,960	34,381
Business highlights

•	Philips strengthened its sleep diagnostic portfolio with the acquisition of Siesta Group’s automated-scoring solution business. Anticipating continued growth in sleep diagnostics testing, this solution can help improve the productivity of sleep centers.

•	Philips and bioMérieux signed an agreement to jointly develop fully-automated, handheld diagnostic testing solutions for hospital use that can be deployed at the point-of-care.

•	In response to the growing need for early and accessible breast cancer detection, Philips and Smit Mobile Equipment partnered to design a mobile breast cancer screening concept for the Middle East. This offering pairs the latest in screening technology with a private, comfortable setting that can withstand extreme weather conditions.

•	Philips and the American College of Cardiology (ACC) jointly showcased the Hybrid OR Suite, which integrates the equipment needed to perform both open and endovascular cardiac procedures for better outcomes as well as lower costs and fewer complications.
Financial performance

•	Currency-comparable equipment order intake increased by 20% year-on-year, largely driven by Imaging Systems and Clinical Care Systems. From a regional perspective, order intake showed 30% growth in markets outside North America (both emerging markets and mature markets), while in the US, equipment orders were 7% higher comparably, the first increase since Q3 2008.

•	Comparable sales increased by 7% year-on-year, with higher sales in all businesses. Notable growth was seen at Customer Services and Clinical Care Systems. From a regional perspective, markets outside North America grew by 16%, driven largely by emerging markets. Comparable sales in North America declined 4% from Q1 2009 as a result of the lower order intake last year.

•	EBITA increased by EUR 98 million year-on-year to EUR 166 million, or 9.1% of sales. Excluding restructuring and acquisition-related charges of EUR 29 million, EBITA amounted to EUR 195 million, or 10.7% of sales, compared to EUR 83 million, or 4.8% of sales, in Q1 2009. The improvement was driven by Customer Services, Imaging Systems and Healthcare Informatics, through margin improvement and strict cost management; it also included approximately EUR 15 million of incremental fixed-cost coverage from a comparatively high number of production days in the quarter.

Looking ahead

•	Philips will introduce a new cardiograph system designed to meet the needs of high-volume hospitals in emerging markets. Developed and manufactured in China, the globally-available product will enable the use of gender-differentiated criteria to diagnose heart disease in women.

•	Restructuring and acquisition-related charges in Q2 2010 are expected to total around EUR 70 million.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Sales	1,756	1,942
of which Television	683	700

Sales growth
% nominal	(33)	11
% comparable	(25)	11

Sales growth excl. Television
% nominal	(25)	16
% comparable	(18)	10

EBITA	(49)	166
of which Television	(83)	(19)
as a %of sales	(2.8)	8.5

EBIT	(53)	157
of which Television	(83)	(20)
as a %of sales	(3.0)	8.1

Net operating capital (NOC)	1,052	959
of which Television	(120)	(247)

Number of employees (FTEs)	16,270	18,563
of which Television	4,440	4,600
Business highlights

•	Philips has entered into a 5-year brand licensing agreement under which Videocon Industries Ltd. will assume responsibility for Philips’ consumer television activities in India. This move is consistent with Philips’ objective to bring the Television business back to structural profitability.

•	The launch of Philips Lumea marked a breakthrough in women’s hair removal at home. Using intense pulsed light, the system makes it easy to have smooth skin every day.

•	Philips has launched a new range of iPad accessories. From cases to electronics, the new range is designed to enhance the iPad user’s experience while seamlessly fitting in with their lifestyle. Philips also started selling iPod docking speakers in Apple stores in the US.

•	Philips has launched Activa, the mobile workout companion. By playing music that matches the tempo of the user’s pace and providing real-time vocal feedback on performance, it provides a simple way to motivate its users to exercise more frequently and intensely.

Financial performance

•	Comparable sales grew 11%, driven by higher sales in most businesses, notably Television, Health & Wellness and Licenses.

•	Double-digit sales growth was visible in the emerging markets, particularly in Latin America, China and Eastern Europe. Western Europe saw single-digit growth.

•	EBITA improved by EUR 215 million year-on-year, driven by higher operational earnings in all businesses, in particular at Television, and EUR 70 million higher income at Licenses, largely due to a different seasonality. Q1 2009 EBITA included a EUR 30 million product recall provision.

•	Q1 2010 included restructuring and acquisition-related charges of EUR 13 million, in line with Q1 2009. Excluding these charges, adjusted EBITA in Q1 2010 amounted to 9.2% of sales.

•	Net operating capital decreased by EUR 93 million, as the increase in assets following the Saeco acquisition was more than offset by reductions in working capital.

•	Total headcount increased, mainly due to the Saeco acquisition.

Looking ahead

•	Sales at Television are expected to grow substantially in Q2 2010, spurred by soccer’s upcoming World Cup.

•	Advertising and promotional spend for the sector is expected to be structurally increased to support future growth.

•	Due to seasonality, license income is expected to be low in Q2 2010.

•	Consumer Lifestyle expects to incur restructuring and acquisition-related charges of EUR 20 million in Q2 2010.

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Sales	1,504	1,810
Sales growth
% nominal	(15)	20
% comparable	(19)	18
EBITA	5	245
as a % of sales	0.3	13.5
EBIT	(36)	204
as a % of sales	(2.4)	11.3
Net operating capital (NOC)	5,964	5,528
Number of employees (FTEs)	52,766	51,527
Business highlights

•	Philips strengthened its consumer lighting portfolio through the announced acquisition of Luceplan, a leading European consumer luminaires company. Luceplan is an iconic brand in the premium design segment, with a portfolio including table, suspension, wall and ceiling lighting solutions for residential applications.

•	Philips won several important LED lighting contracts in China, including illuminating the 610-meter Guangzhou TV Tower — a new landmark in that region. Philips also lit up one of the first train stations built as part of China’s new high-speed railway system.

•	In outdoor lighting, Philips was awarded a contract to revitalize the commercial and historical center of Vitoria, Spain, by using LED solutions to create safer, more modern and more attractive streets while reducing energy usage.

Financial performance

•	Comparable sales increased 18% year-on-year, driven by strong growth across most businesses. Lumileds saw a three-fold increase in sales. Automotive and Lamps also delivered strong growth, supported by restocking in some channels in Europe. From a regional perspective, significant growth was seen in China, India and Latin America.

•	EBITA, excluding restructuring and acquisition-related charges of EUR 9 million (Q1 2009: EUR 19 million), was EUR 230 million higher than in Q1 2009. The strong year-on-year EBITA improvement was largely driven by higher sales, an improved product mix, fixed-cost savings and a legal settlement. Profitability in the quarter was also supported by approximately EUR 20 million of incremental fixed-cost coverage from a comparatively high number of production days in the quarter.

•	The number of employees decreased by 1,239 year-on-year, with a decline in permanent employees partly offset by an increase in temporary labor.

Looking ahead

•	The city of Tilburg in the Netherlands is the first municipality in Europe to decide to fully change its street lighting to LED solutions. In addition, Philips expects to sell a significant number of installations in 2010.

•	Through the continued introduction of new LED-based consumer and outdoor lighting solutions, Philips expects to further strengthen its position in both fields in 2010.

•	At Light+Building 2010, Philips announced the introduction of a range of new LED-enabled lighting propositions for professional and consumer segments.

•	Restructuring and acquisition-related charges in Q2 2010 are expected to total around EUR 35 million.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2009	2010
Sales	74	104
Sales growth
% nominal	(37)	41
% comparable	(38)	49
EBITA Corporate Technologies	(39)	(11)
EBITA Corporate & Regional Costs	(35)	(31)
EBITA Pensions	(8)	(6)
EBITA Service Units and Other	(16)	(25)
EBITA	(98)	(73)
EBIT	(98)	(75)
Net operating capital (NOC)	(1,381)	(1,867)
Number of employees (FTEs)	12,186	11,715
Business highlights

•	Philips.com has been ranked the #4 global website and #1 in its category by the Web Globalization Report Card. Philips was ranked next to sites such as Google and Facebook.

•	The Philips online annual report has been named “Best Online Annual Report 2009” by IR Global Rankings.

•	Philips will receive a total of 11 “red dot distinctions for high quality” in the areas of Lifestyle and Lighting at the red dot product design awards. Additionally, one product will receive an “honorable mention”. The awards ceremony will take place in Essen, Germany, on July 5.

•	Philips successfully refinanced the undrawn USD 2.5 billion standby facility into a new five-year EUR 1.8 billion committed standby facility with maturity in 2015.

Financial performance

•	Sales increased from EUR 74 million in Q1 2009 to EUR 104 million, driven by improved sales and higher license revenues.

•	EBITA amounted to a net cost of EUR 73 million, an improvement of EUR 25 million year-on-year. This was largely attributable to higher license income, improved earnings at Assembléon and lower R&D costs.

Looking ahead

•	Net costs for the Group Management & Services sector in Q2 2010 are expected to total EUR 70 million.

Other information
Other information
Optional dividend
On March 25, 2010 the Annual General Meeting of Shareholders approved the payment of a distribution of EUR 0.70 per common share in cash or shares, at the option of the shareholder. Shareholders are given the opportunity to indicate their choice between April 1, 2010 and April 23, 2010. If no choice is made during this election period the dividend will be paid in shares.
On April 27, 2010, the number of share dividend rights of the common shares entitled to one new share will be published. This exchange ratio is based on the volume-weighted average price of all traded common shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 21, 22 and 23 April 2010 and in such a manner that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash.
Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (which value amounts to EUR 0.20 per share). The Dutch dividend withholding tax in case of dividend in shares will be borne by Philips.
Payment of the dividend on the common shares and delivery of new common shares, with settlement of fractions in cash, if required, will take place from April 28, 2010.
Shareholders are advised to consult their own tax advisor on the applicable situation both with respect to withholding tax, the possibility to claim a tax credit or a refund for the tax withheld as well as the tax due (such as corporate income tax, personal income tax) on the dividend received.
For more information, please see [dividend info]

Outlook
Outlook
The ongoing recovery, especially of emerging markets, has led to higher-than-expected sales growth across our three operating sectors in the first quarter. We expect that the first-quarter sales momentum will continue into the second quarter. Our Television business is likely to benefit from peak demand generated by soccer’s World Cup. We will step up our marketing investments in the second quarter, particularly at Consumer Lifestyle.
For the second half of the year, market development remains uncertain. Hence, while maintaining our investments in further growth, we will continue to execute our rationalization initiatives, entailing restructuring charges of EUR 100 — 125 million in the second quarter.
However, encouraged by our performance in the first quarter, we are increasingly confident that we will be able to deliver an adjusted EBITA profitability of 10% as early as 2010.
Amsterdam, April 19, 2010
Board of Management

16

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	January to March
	2009	2010
Sales	5,075	5,677
Cost of sales	(3,445)	(3,499)
Gross margin	1,630	2,178

Selling expenses	(1,205)	(1,223)
General and administrative expenses	(213)	(194)
Research and development expenses	(406)	(375)
Other business income	8	10
Other business expenses	—	(7)
Income (loss) from operations	(186)	389

Financial income	97	11
Financial expenses	(138)	(80)
Income (loss) before taxes	(227)	320

Income taxes	171	(126)
Income (loss) after taxes	(56)	194

Results relating to investments in associates	(1)	7
Net income (loss) for the period	(57)	201

Attribution of net income for the period
Net income (loss) attributable to shareholders	(59)	200
Net income attributable to non-controlling interests	2	1

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
• basic	923,299	927,738
• diluted	925,718	936,484
Net income (loss) attributable to shareholders per common share in euros:
• basic	(0.06)	0.22
• diluted 1)	(0.06)	0.21

Ratios
Gross margin as a % of sales	32.1	38.4
Selling expenses as a % of sales	(23.7)	(21.5)
G&A expenses as a % of sales	(4.2)	(3.4)
R&D expenses as a % of sales	(8.0)	(6.6)

EBIT or Income (loss) from operations	(186)	389
as a % of sales	(3.7)	6.9

EBITA	(74)	504
as a % of sales	(1.5)	8.9

1)	the incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive.

Consolidated balance sheets
in millions of euros unless otherwise stated

	March 29,		December 31,	April 4,
	2009		2009	2010
Non-current assets:
Property, plant and equipment	3,486		3,252	3,302
Goodwill	7,583		7,362	7,813
Intangible assets excluding goodwill	4,514		4,161	4,338
Non-current receivables	37		85	141
Investments in associates	239		281	165
Other non-current financial assets	829		691	787
Deferred tax assets	1,183		1,243	1,301
Other non-current assets	1,986		1,543	1,622
Total non-current assets	19,857		18,618	19,469

Current assets:
Inventories	3,469	*	2,913	3,302
Other current financial assets	126		191	186
Other current assets	576		436	516
Receivables	3,862		3,983	4,005
Cash and cash equivalents	4,000		4,386	4,388
Total current assets	12,033		11,909	12,397

Total assets	31,890		30,527	31,866
Shareholders’ equity	15,145		14,595	14,605
Non-controlling interests	52		49	54
Group equity	15,197		14,644	14,659

Non-current liabilities:
Long-term debt	3,825		3,640	3,543
Long-term provisions	1,833		1,734	1,742
Deferred tax liabilities	596		530	506
Other non-current liabilities	1,505		1,929	2,126
Total non-current liabilities	7,759		7,833	7,917

Current liabilities:
Short-term debt	709		627	919
Accounts and notes payable	2,285		2,870	2,840
Accrued liabilities	3,634		3,134	3,389
Short-term provisions	1,059		716	726
Dividend payable	642		—	650
Other current liabilities	605	*	703	766
Total current liabilities	8,934		8,050	9,290

Total liabilities and group equity	31,890		30,527	31,866

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	923,696		927,457	928,777

Ratios
Shareholders’ equity per common share in euros	16.40		15.74	15.72
Inventories as a % of sales	13.6		12.6	13.9
Net debt : group equity	3:97		-1:101	1:99
Net operating capital	14,592		12,649	13,451
Employees at end of period	116,182		115,924	116,186

*	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies.

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	January to March
	2009	2010
Cash flows from operating activities:
Net income (loss)	(57)	201
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	332	338
Impairment of goodwill, other non-current financial assets, and (reversal of) impairment of investments in associates	49	—
Net loss (gain) on sale of assets	(73)	(6)
Income from investments in associates	(1)	(2)
Dividends received from investments in associates	29	8
Decrease in working capital:	(325)	(352)
Decrease in receivables and other current assets	523	92
Decrease (increase) in inventories	102 *	(239)
Increase (decrease) in accounts payable, accrued and other liabilities	(950)*	(205)
Increase in non-current receivables/other assets/other liabilities	(279)	(87)
Increase (decrease) in provisions	(7)	(42)
Other items	26	(30)
Net cash (used for) provided by operating activities	(306)	28

Cash flows from investing activities:
Purchase of intangible assets	(23)	(8)
Expenditures on development assets	(34)	(54)
Capital expenditures on property, plant and equipment	(112)	(138)
Proceeds from disposals of property, plant and equipment	8	21
Cash from (to) derivatives and securities	2	(22)
Purchase of other non-current financial assets	(6)	(6)
Proceeds from other non-current financial assets	629	3
Purchase of businesses, net of cash acquired	(35)	(3)
Proceeds from sale of interests in businesses	—	98
Net cash provided by (used for) investing activities	429	(109)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(39)	12
Principal payments on long-term debt	(11)	(14)
Proceeds from issuance of long-term debt	263	10
Treasury shares transactions	9	24
Net cash provided by financing activities	222	32

Net increase (decrease) in cash and cash equivalents	345	(49)

Effect of change in exchange rates on cash positions	35	51
Cash and cash equivalents at beginning of period	3,620	4,386
Cash and cash equivalents at end of period	4,000	4,388
For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

*	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies.

Ratio
Cash flows before financing activities	123	(81)

Net cash paid during the period for
- Pensions	(106)	(115)
- Interest	(74)	(76)
- Income taxes	(74)	(61)

Consolidated statements of changes in equity
all amounts in millions of euros
January to March 2010

						other reserves
					currency	unrealized gain (loss)	changes in		treasury	total	non-
	common	capital in excess	retained	revaluation	translation	on available-for-	fair value of		shares at	shareholders’	controlling	total
	stock	of par value	earnings	reserve	differences	sale financial assets	cash flow hedges	total	cost	equity	interests	equity
Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644

Net income			200							200	1	201
Net current period change				(4)	382	48	(8)	422		418		418
Net current period change, pension part					(2)		(3)	(5)		(5)		(5)
Total comprehensive income			200	(4)	380	48	(11)	417		613	1	614

Dividend to be distributed *			(650)							(650)		(650)
Non-controlling interest movement											4	4
Re-issuance of treasury shares		(23)	20						27	24		24
Share-based compensation plans		15								15		15
Income tax share-based compensation plans		8								8		8
		—	(630)						27	(603)	4	(599)

Balance as of April 4, 2010	194	—	15,517	98	(211)	168	(1)	(44)	(1,160)	14,605	54	14,659

*	The amount to be distributed is based on EUR 0.70 per common share outstanding as per the record date

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

	1st quarter
			2009			2010
	income from operations			income from operations
			as a % of			as a % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,741	1	0.1	1,821	103	5.7
Consumer Lifestyle *	1,756	(53)	(3.0)	1,942	157	8.1
Lighting	1,504	(36)	(2.4)	1,810	204	11.3
Group Management & Services	74	(98)	(132.4)	104	(75)	(72.1)
	5,075	(186)	(3.7)	5,677	389	6.9

* of which Television	683	(83)	(12.2)	700	(20)	(2.9)

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to March		Mar 29,	Apr 4,
	2009	2010	2009	2010
Healthcare	1,741	1,821	11,707	11,555
Consumer Lifestyle	1,756	1,942	3,094	3,398
Lighting	1,504	1,810	7,347	7,168
Group Management & Services	74	104	9,742	9,745
	5,075	5,677	31,890	31,866
Sales and long-lived assets

		sales	long-lived assets 1)
	January to March		Mar 29,	Apr 4,
	2009 2)	2010	2009 2)	2010
Netherlands	214	208	1,346	1,225
United States	1,478	1,460	10,558	10,057
China	382	461	365	396
Germany	432	459	293	286
France	324	332	126	108
Japan	146	246	452	513
Brazil	157	209	102	128
Other countries	1,942	2,302	2,341	2,740
	5,075	5,677	15,583	15,453

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

2)	Revised to reflect an adjusted country allocation

Pension costs
all amounts in millions of euros
Specification of pension costs

	1st quarter
			2009			2010
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	27	22	49	23	18	41
Interest cost on the defined-benefit obligation	133	101	234	130	101	231
Expected return on plan assets	(190)	(87)	(277)	(186)	(83)	(269)
Prior service cost	—	1	1	—	—	—
Net periodic cost (income)	(30)	37	7	(33)	36	3

Costs of defined-contribution plans

Costs	2	24	26	2	29	31
Total	2	24	26	2	29	31

Costs of defined-benefit plans (retiree medical)

Service cost	—	—	—	—	1	1
Interest cost on the defined-benefit obligation	—	9	9	—	5	5
Prior service cost	—	—	—	—	(1)	(1)
Net periodic cost (income)	—	9	9	—	5	5

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance.
In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
Sales growth composition (in %)

				1st quarter
	com-		consol-
	parable	currency	idation	nominal
	growth	effects	changes	growth
2010 versus 2009
Healthcare	6.8	(2.1)	(0.1)	4.6
Consumer Lifestyle	10.6	1.0	(1.0)	10.6
Lighting	18.2	0.1	2.0	20.3
GM&S	49.0	(0.5)	(8.0)	40.5
Philips Group	12.1	(0.3)	0.1	11.9
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	GM&S
January to March 2010
EBITA	504	166	166	245	(73)
Amortization of intangibles *	(115)	(63)	(9)	(41)	(2)
Income from operations (or EBIT)	389	103	157	204	(75)

January to March 2009
EBITA	(74)	68	(49)	5	(98)
Amortization of intangibles *	(112)	(67)	(4)	(41)	—
Income from operations (or EBIT)	(186)	1	(53)	(36)	(98)

*	Excluding amortization of software and product development
Composition of net debt and group equity

	Mar 29,	Apr 4,
	2009	2010
Long-term debt	3,825	3,543
Short-term debt	709	919
Total debt	4,534	4,462
Cash and cash equivalents	4,000	4,388
Net debt (total debt less cash and cash equivalents)	534	74

Non-controlling interests	52	54
Shareholders’ equity	15,145	14,605
Group equity	15,197	14,659

Net debt and group equity	15,731	14,733

Net debt divided by net debt and group equity (in %)	3	1
Group equity divided by net debt and group equity (in %)	97	99

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
April 4, 2010
Net operating capital (NOC)	13,451	8,831	959	5,528	(1,867)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,121	2,284	1,942	1,265	3,630
- intercompany accounts	—	40	86	66	(192)
- provisions	2,468	326	410	296	1,436
Include assets not comprised in NOC:
- investments in associates	165	74	1	13	77
- other current financial assets	185	—	—	—	185
- other non-current financial assets	787	—	—	—	787
- deferred tax assets	1,301	—	—	—	1,301
- liquid assets	4,388	—	—	—	4,388
Total assets	31,866	11,555	3,398	7,168	9,745

March 29, 2009
Net operating capital (NOC)	14,592	8,957	1,052	5,964	(1,381)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,029	2,320	1,664	1,094	2,951
- intercompany accounts	—	47	85	38	(170)
- provisions	2,892	311	291	235	2,055
Include assets not comprised in NOC:
- investments in associates	239	72	2	16	149
- other current financial assets	126	—	—	—	126
- other non-current financial assets	829	—	—	—	829
- deferred tax assets	1,183	—	—	—	1,183
- liquid assets	4,000	—	—	—	4,000
Total assets	31,890	11,707	3,094	7,347	9,742
Composition of cash flows

		1st quarter
	2009	2010
Cash flows provided by operating activities	(306)	28
Cash flows used for investing activities	429	(109)
Cash flows before financing activities	123	(81)

Cash flows provided by operating activities	(306)	28
Purchase of intangible assets	(23)	(8)
Expenditures on development assets	(34)	(54)
Capital expenditures on property, plant and equipment	(112)	(138)
Proceeds from disposals of property, plant and equipment	8	21
Net capital expenditures	(161)	(179)
Free cash flows	(467)	(151)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

				2009				2010
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,075	5,230	5,621	7,263	5,677
% increase	(15)	(19)	(11)	(5)	12

EBITA	(74)	118	344	662	504
as a % of sales	(1.5)	2.3	6.1	9.1	8.9

EBIT	(186)	8	237	555	389
as a % of sales	(3.7)	0.2	4.2	7.6	6.9

Net income (loss) - shareholders	(59)	44	174	251	200
per common share in euros	(0.06)	0.05	0.19	0.27	0.22

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,075	10,305	15,926	23,189	5,677
% increase	(15)	(17)	(15)	(12)	12

EBITA	(74)	44	388	1,050	504
as a % of sales	(1.5)	0.4	2.4	4.5	8.9

EBIT	(186)	(178)	59	614	389
as a % of sales	(3.7)	(1.7)	0.4	2.6	6.9

Net income (loss) - shareholders	(59)	(15)	159	410	200
per common share in euros	(0.06)	(0.02)	0.17	0.44	0.22

Net income (loss) from continuing operations as a % of shareholders’ equity (ROE)	(1.6)	(0.2)	1.5	2.7	5.9

		period ended 2009				period ended 2010
Inventories as a % of sales	13.6	13.7	14.5	12.6	13.9

Net debt : group equity ratio	3:97	6:94	4:96	-1:101	1:99

Total employees (in thousands)	116	116	118	116	116
Information also available on Internet, address: www.philips.com/investor
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